ASX/Media RELEASE
1 December 2005

pSivida launches pSiNutria in the Food Industry
Applications in food quality, safety, authentication
and detection of bio terrorism

Global bio-nanotech company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce that it has created a new spinout company, pSiNutria Limited to develop applications of our silicon technology in the food industry. pSivida will seed fund pSiNutria USD$1.1m (AUD$1.5m) as well as grant pSiNutria a royalty bearing exclusive license for the use of BioSiliconTM as an ingestible ingredient in food applications. pSiNutria is also developing patentable intellectual property using silicon in the food packaging area.

pSiNutria will subsequently seek its own public listing or trade sale. pSivida shareholders would receive pSiNutria shares in any future public listing.

pSivida will use analysis from Lux Research Inc., the world's leading nanotechnology research and advisory firm, to help develop the pSiNutria strategy. In its report "Sizing Nanotechnology's Value Chain", Lux Research forecasts $31 billion in nano-enabled products sales in 2005, in applications ranging from semiconductors to medical devices to food packaging. Lux also notes that food industry giants like Kraft, Altria, and Unilever are pursuing nanotechnology applications, underscoring this market's promise.

BioSiliconTM applications in food primarily pertain to its biodegradability and optical properties. BioSiliconTM dissolves into silicic acid which is found in everyday foods such as beer, wine, rice and cereals. Potential pSiNutria products being developed includes; products to detect pathogens in food, for food tracing, for food preservation, and includes products to detect variations of temperature in food storage. These products may include ingestible BioSiliconTM which will dissolve into silicic acid in the body or silicon used in modified atmosphere packaging.

pSivida will prioritise potential products according to value, time to market and technical barriers as well as collaborate with potential marketing and development partners within the global food industry. There is the potential to have products on the market within a relatively short time frame given the different regulatory environment to therapeutic products.

Greater attention is being focused in the food industry on the quality and origin of food, particularly with concerns from bio terrorism where food sources may be deliberately contaminated. The ability to detect pathogens, deliberate contamination or spoiling of food has enormous commercial value. The USDA (United States Department of Agriculture) estimates of the costs of illness and premature death from the top five food borne pathogens at $6.9 billion in the US alone.

US and EU regulators are looking to smart packaging that sense and even prevent disease-causing microbes and viruses. Additionally, food companies are seeking to improve the quality of food, in particular the shelf life, traceability and nutrition, whilst maintaining taste with less salt, sugar, fat and preservatives utilising innovative technologies such as those being employed by pSiNutria. The market for these so-called functional foods is estimated to be about $100 billion today - a fraction of the $3 trillion global food market, but with categories growing at 15-40% annually.

Gavin Rezos said, “pSiNutria is an important part of realising the value in the BioSiliconTM platform technology. The food industry is a very different business from drug delivery and, like AION Diagnostics our other spinout subsidiary, it will be separately staffed with new appointments from the food industry, whilst pSivida maintains its core focus on the drug delivery market.”

An update on progress made by our other spin out subsidiary, AION Diagnostics, will be made in the near future.

-ENDS-

Released by:

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	UK & Europe Public Relations Mark Swallow / Helena Podd Citigate Dewe Rogerson Tel: +44 (0)20 7638 9571 mark.swallow@citigatedr.co.uk

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of products in healthcare. The company’s focus is the development and commercialisation of a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™.

pSivida owns the intellectual property pertaining to BioSilicon™ for use in or on humans and animals. The IP portfolio consists of 29 patent families, 36 granted patents and over 80 patent applications. The core patent, which recognises BioSilicon™ as a biomaterial was granted in the UK in 2000 and in the US in 2001.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida’s shares also trade in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD. pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company's strategic partner and largest shareholder is QinetiQ, a leading international defence, security and technology company, formed in July 2001 from the UK Government's Defence Evaluation & Research Agency (DERA).  QinetiQ was instrumental in discovering BioSilicon(TM) and pSivida enjoys a strong relationship with it having access to its cutting edge research and development facilities. For more information on QinetiQ visit www.QinetiQ.com

For more information, visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.